October 16, 2018

Paris Balaouras
Chief Executive Officer
MJ Holdings, Inc.
3275 South Jones Blvd.
Las Vegas, Nevada 89146

       Re: MJ Holdings, Inc.
           Registration Statement on Form S-1
           Filed October 5, 2018
           File No. 333-227735

Dear Mr. Balaouras:

     We have limited our review of your registration statement to the issue addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed October 5, 2018

General

1. The selling shareholders intend to sell their shares at market prices, and your shares are presently quoted on the OTC Pink marketplace. To sell shares at market prices, we require an existing trading market for those shares. We do not consider the OTC Pink
       Marketplace to be such a market for the purposes of satisfying Item 501(b)(3) of
       Regulation S-K. Please revise the filing, providing a fixed price for this offering until such a time as your shares are listed on a national securities exchange, until you are quoted on the OTC Bulletin Board, or until you are quoted on the OTCQX or the
       OTCQB.
 Paris Balaouras
MJ Holdings, Inc.
October 16, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 or Lisa Kohl, Legal
Branch Chief, at 202-551-3252 with any questions.



FirstName LastNameParis Balaouras                          Sincerely,
Comapany NameMJ Holdings, Inc.
                                                           Division of
Corporation Finance
October 16, 2018 Page 2                                    Office of Consumer
Products
FirstName LastName